Bridge Builder Trust
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91746

September 8, 2015

VIA EDGAR TRANSMISSION

Ms. Deborah O’Neal-Johnson
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street N.E.
Washington, D.C. 20549

Re:           Bridge Builder Trust (the “Trust”)
File Nos. 333-187194 and 811-22811
Bridge Builder Municipal Bond Fund (S000050632)

Dear Ms. O’Neal-Johnson:

This correspondence is being filed in response to your August 10, 2015 comments regarding the Trust’s Post-Effective Amendment (“PEA”) No. 13 to its registration statement.  PEA No. 13 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on June 25, 2015 and was designated to become effective on September 8, 2015.  The purpose of PEA No. 13 was to add one new series to the Trust: the Bridge Builder Municipal Bond Fund (the “Fund”).

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.  Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA No. 13.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus

1.	Please confirm that the Fund does not charge any shareholder fees.

The Trust responds by confirming that the Fund does not currently charge any shareholder fees.

2.	Please confirm the accuracy of the 3 year expense example number.

The Trust responds by correcting the three year expense example number.

3.
On page 2, please confirm that by investing more than 25% as indicated in the second sentence of the second paragraph under the Principal Investment Strategies section, that the Fund will still remain in compliance with its concentration policy, which states that the Fund will not invest more than 25% in any one industry.

SEC staff guidance provided in Guide 19 to Form N-1A specifically excludes tax-exempt securities issued by governments or political subdivisions from the limits contained in a fund’s policy on industry concentration.  Specifically, Guide 19 states: "Further, the statement of policy required by section 8(b)(1) as to concentration is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry."

Consistent with Guide 19, the Fund has adopted the following concentration policy, as disclosed in the SAI (emphasis added): “The Fund may not concentrate its investments in a particular industry, as concentration is defined under the 1940 Act, the rules or regulations thereunder or any exemption therefrom, as such statute,  rules or regulations may be amended or interpreted from time to time, except that the Fund may invest without limitation in: (i) securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities; and (ii) tax-exempt obligations of state or municipal governments and their political subdivisions.”

Accordingly, the Trust confirms that by investing more than 25% in municipal securities financing similar projects, such as those relating to education, health care, and transportation, the Fund will still remain in compliance with its concentration policy.

4.
On page 2, under the second paragraph under the Principal Investment Strategies section, it states that “The Fund may buy or sell futures to gain or hedge exposure to risk factors or alter the portfolio’s investment characteristics.” The referenced sentence seems to be awkwardly worded.  Please clarify.

The Trust responds by revising the sentence to read as follows:

“The Fund may buy or sell futures to hedge exposure to risk factors, for speculative purposes or as a substitute for investing in conventional fixed income securities.”

5.
On page 2, under the second paragraph under the Principal Investment Strategies section, it states that “The Fund may also invest in privately issued securities (e.g., Rule 144A securities).” Please confirm that the Fund will not invest more than 15% in illiquid securities.

The Trust responds by confirming that the Fund may not purchase an investment if, as a result, more than 15% of the value of the Fund's net assets would be invested in illiquid securities, as disclosed on page B-5 of the SAI.

6.	Please confirm whether the Fund’s investments in other investment companies will require disclosure in the fee table (i.e., AFFE greater than 0.01%).

The Trust responds by confirming that while the Fund may invest in other investment companies, acquired fund fees and expenses for the Fund are not expected to exceed 0.01%.  Accordingly, the Trust has not added a line item for acquired fund fees and expenses to the Fees and Expenses Table.

7.
On page 2, under the heading “Pyramis Investment Strategies,” please revise the first sentence so that it is in plain English.  For instance, what is the “overall interest rate” that is referenced?  How is it measured?  What types of securities are in the “competitive universe?”

The Trust responds by revising the description of Pyramis’ investment strategy to read as follows:

“Pyramis uses a proprietary customized municipal bond index as a guide in structuring and selecting its investments for its allocated portion of the Fund's assets. This index is a market value-weighted index of short to intermediate investment-grade fixed-rate municipal bonds. Pyramis considers a variety of factors when selecting investments, including the credit quality of issuers, security-specific features, current valuations relative to alternatives in the market, short-term trading opportunities resulting from market inefficiencies, and potential future valuations. In managing the portfolio’s exposure to various risks, including interest rate risk, Pyramis also considers the market's overall risk characteristics, current pricing of those risks, and internal views of potential future market conditions.”

8.
In the Principal Risk section on page 3, please enhance the disclosure with respect to any principal investment strategies involving investments in derivatives according to guidance in the letter from Barry Miller to Karrie McMillan of the ICI (July 30, 2010) (the “Letter”).

After carefully reviewing the relevant disclosure in the Principal Strategies section of the Prospectus, the Trust respectfully submits that the disclosure adequately and accurately describes the Fund’s usage of derivatives and is consistent with the referenced letter.

9.
On page 4, under the heading “Principal Risks - Municipal Housing Revenue Bond Risk,” in addition to the comment above regarding industry concentration, please confirm that the Fund will comply with its concentration policy with respect to its investments in housing revenue bonds.

Please see our response to Comment 3 above.

10.	On page 7, under the heading “Investment Objective,” if the Fund has a policy to provide notice to shareholders regarding a change to its investment objective, please state so.

The Trust responds by stating that the Fund does not have a policy of giving notice to shareholders regarding a change to its investment objective. Accordingly, the disclosure as stated is accurate.

11.	On page 14, under the heading “Portfolio Holdings,” if the Fund posts portfolio holdings on its website, please state so.

The Trust responds by confirming that portfolio holdings information is not available on its website.

12.	On page 14, under the heading “Investment Adviser,” please state the date that the Board’s consideration regarding the advisory agreement approval will be available.

The Trust responds by stating that the discussion regarding the Board’s consideration regarding the advisory agreement approval will be available in Fund’s semi-annual report for the fiscal period ending December 31, 2015.

Statement of Additional Information (“SAI”)

13.	On page B-44, within the Trustees and Executive Officers table, please confirm and indicate that “Other Directorships Held” are based on the last 5 years.

The Trust responds by confirming that the other directorships held are based on the last 5 years.  The Trust further responds by adding “During Past Five Years” to the referenced column heading.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
Secretary of the Trust

cc:           Sean Graber, Esq., Morgan, Lewis & Bockius LLP